UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 3, 2019

Edge Therapeutics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-37568	26-4231384
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 Connell Drive, Suite 4000 Berkeley Heights, NJ		07922
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code          (800) 208-3343

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01          Entry into a Material Definitive Agreement.

Pursuant to a letter agreement dated February 3, 2019 (the “Letter Agreement”), Edge Therapeutics, Inc. ("Edge"), PDS Biotechnology Corporation ("PDS") and Mr. Brian A. Leuthner agreed: (1) to amend the agreed upon list of post-closing directors and officers included in the Agreement and Plan of Merger and Reorganization, dated as of November 23, 2018, as amended (the “Merger Agreement”), by and among Edge, Echos Merger Sub, Inc. and PDS to no longer include Mr. Leuthner; (2) that Mr. Leuthner will resign  for Good Reason in connection with a Change of Control (each as defined in the Second Amended and Restated Executive Employment Agreement, dated June 10, 2015, between Edge and Mr. Leuthner) as President and Chief Executive Officer and a member of Edge’s board of directors, effective upon the closing of the transactions contemplated by the Merger Agreement, and (3) to accept Mr. Leuthner’s resignation. Mr. Leuthner’s resignation as President and Chief Executive Officer and a member of Edge’s board of directors is not the result of any disagreement with Edge on any matter relating to Edge’s operations, policies or practices.  Pursuant to Section 5.14 of the Merger Agreement, Edge named Mr. Andrew Saik, Edge’s Chief Financial Officer, as Edge’s designee to the board of directors of the combined company, in place of Mr. Leuthner.

The foregoing summary description of Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit 10.1.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Edge, PDS, the transactions contemplated by the Merger Agreement (the “Merger”) and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Edge, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger and the ability of each of Edge and PDS to consummate the Merger; risks related to Edge’s ability to correctly estimate its operating expenses and its expenses associated with the Merger; risks related to the market price of Edge’s common stock relative to the exchange ratio; the ability of Edge or PDS to protect their respective intellectual property rights; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Edge’s most recent Annual Report on Form 10-K, and Edge’s recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Edge can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Edge undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Edge and PDS, Edge has filed relevant materials with the SEC, including a registration statement that contains a proxy statement and prospectus. EDGE URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EDGE, THE MERGER AND RELATED MATTERS. Investors and shareholders may obtain free copies of the proxy statement, prospectus and other documents filed by Edge with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Edge with the SEC by contacting Edge Therapeutics, Inc., 300 Connell Drive, Suite 4000, Berkeley Heights, New Jersey 07922, Attention: Corporate Secretary or delivered via e-mail to investors@edgetherapeutics.com

Participants in the Solicitation

Edge and PDS, and each of their respective directors and executive officers and certain of their other members of management and employees and affiliates of their respective directors, may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about Edge’s directors and executive officers is included in Edge’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 1, 2018, and the Proxy Statement on Schedule 14A for the 2018 Annual Meeting of Stockholders filed with the SEC on April 25, 2018. Additional information regarding these persons and their interests in the Merger is included in the proxy statement relating to the Merger filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01          Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Letter Agreement, dated as of February 3, 2019, by and among Edge Therapeutics, Inc., PDS Biotechnology Corporation and Brian A. Leuthner.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Edge Therapeutics, Inc.

Date: February 4, 2019	/s/ Andrew Saik
	Name:	Andrew Saik
	Title:	Chief Financial Officer